FRANKLIN TEMPLETON ETF TRUST
One Franklin Parkway
San Mateo, California 94403-1906

FRANKLIN TEMPLETON DISTRIBUTORS, INC.
One Franklin Parkway
San Mateo, California 94403-1906

May 26, 2016

Via EDGAR Transmission

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Franklin Templeton ETF Trust Registration Statement on Form N-1A (File Numbers: 811-23124 and 333-208873) Request for Acceleration

Dear Ms. Dobelbower:

On behalf of Franklin Templeton ETF Trust (the “Registrant”) and its principal underwriter, Franklin Templeton Distributors, Inc., pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the above-mentioned Registration Statement, as amended by Pre-Effective Amendment No. 4, filed on May 26, 2016 (Accession number 0001582816-16-000653) (“PEA No. 4”) be accelerated to Tuesday, May 31, 2016.  PEA No. 4 was filed on behalf of the Franklin LibertyQ International Equity Hedged ETF, Franklin LibertyQ Emerging Markets ETF, Franklin LibertyQ Global Dividend ETF and Franklin LibertyQ Global Equity ETF series of the Registrant.  No prior Pre-Effective Amendments to the Registrant’s Registration Statement on Form N-1A were incorporated by reference into PEA No. 4.

Thank you for your prompt attention to the request for acceleration.  Please contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or need further information.

/s/ Navid J. Tofigh	/s/ Steve Gray
Navid J. Tofigh	Steve Gray
Vice President and Secretary	Vice President and Assistant Secretary
Franklin Templeton ETF Trust	Franklin Templeton Distributors, Inc.

    cc:              J. Stephen Feinour Jr., Esq.